SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF July 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant's name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

PSi TECHNOLOGIES REPORTS SECOND QUARTER 2008 RESULTS

Manila, Philippines – July 28, 2008 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), an independent provider of assembly and test services for the power semiconductor market, today announced financial results for the second quarter ended June 30, 2008:

Second Quarter Financial Results

Second quarter revenue totaled $22.9 million, an increase of 6.7% compared to $21.5 million in the first quarter of 2008, and an increase of 1.0% as compared to the same quarter in 2007. The sequential increase in sales compared to the first quarter was largely driven by a steady month-to-month increase in the Company’s standard package for high power, medium current and fast-switching power devices. These are commonly used for home appliances, office and industrial equipment, and personal and consumer electronic applications.

The top five customers for the second quarter of 2008 (in alphabetical order) were Infineon Technologies, NXP Semiconductors, ON Semiconductors, Power Integrations, and ST Microelectronics. The products assembled and tested for these customers are used in various end user applications, such as automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

The cost of sales increased by 2.7% from $21.1 million in the first quarter of 2008 to $21.7 million in the second quarter of 2008, due to higher sales volumes. However, as a percentage of sales, the cost of sales improved by 3.7 percentage points—from 98.4% of sales in the first quarter to 94.7% of sales in the second quarter of 2008. Compared to the second quarter of 2007, cost of sales improved by 1.7 percentage points—from 96.4% of sales in the second quarter of 2007 to 94.7% of sales in the second quarter of 2008.

The reduction in cost of sales as a percentage of sales for second quarter of 2008 is attributable to the cost savings arising from operational efficiencies in raw materials usage; improvement in equipment productivity; better manpower deployment and management; and continued energy conservation efforts complemented by reduction in power rates per kilowatt-hour.

The increase in sales, combined with the savings brought by the improvement in cost of sales as percentage of sales in the second quarter of 2008, resulted to a 245% increase in gross profit, from $0.4 million in the first quarter to $1.2 million in the second quarter of 2008. Compared to the same period in 2007, gross profit grew by 48.5%.

Total operating expenses of $2.2 million in the second quarter of 2008 were lower by 10.8% as compared to $2.5 million in the first quarter. The increase in research and development expenditures and marketing initiatives, were offset by a 19.1% reduction in administrative expenses from the first quarter of 2008 amounting to $2.0 million, down to $1.6 million in the second quarter of 2008.

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

Net loss decreased by 56% to $1.4 million for the second quarter of 2008 from $3.2 million in the first quarter of 2008. This is largely due to the 245% increase in gross profit and supplemented by favorable foreign exchange and a reduction in financing interest expenses.

Balance Sheet Highlights

Cash and cash equivalents totaled $2.0 million as of June 30, 2008, compared to $3.4 million as of December 31, 2007. The decrease in cash and cash equivalents is largely attributable to increase in payments for purchases of raw materials driven by the increase in sales volume. Cash held in escrow was restricted for withdrawal and is classified as “Restricted Cash” in the consolidated balance sheet, since the balance of the outstanding trade receivables assigned was not adequate to cover the Company’s outstanding loan payable.

New acquisitions of property, plant and equipment totaled $1.8 million in the first half of 2008, mostly related to the purchase of machinery and equipment to improve capacity and support ramp up for new products.

Total current liabilities increased by $4.6 million, from $37.4 million as of December 31, 2007 to $42.0 million as of June 30, 2008, mainly due to the reclassification as current liability of our 2005 Exchangeable Senior Subordinated Note which will mature on June 1, 2009.

As of December 31, 2007, the 2003 Exchangeable Senior Subordinated Note (the “2003 Note”) was classified as current liability in the Company’s consolidated balance sheet. The 2003 Note issued to Merrill Lynch LLC was amended to mature on July 31, 2008. All other terms and conditions remained the same. On July 31, 2008, Merrill Lynch LLC may redeem the note together with the accrued interest and any unpaid interest. However, the Company’s Board of Directors, at its May 26, 2008 meeting, after reviewing our financial condition and in consideration of the 2003 Note’s maturity date, delegated authority to the Company’s Audit Committee to negotiate with Merrill Lynch LLC an extension of the 2003 Note to June 2009. The Audit Committee and Merrill Lynch LLC have reached a non-binding agreement to extend the maturity date of the 2003 Note and we are currently working on finalizing the documents to effect such extension. The Company expect to execute the final documents on or before July 31, 2008.

Business Outlook

Commenting on Psi’s business outlook, Arthur J. Young, Jr., Chairman and CEO said, “Given the existing environment in our market today, I am pleased that our PSi team executed our business plan in the face of the challenges of the second quarter of 2008. Keeping focused on our deliverables resulted in improved efficiencies in all operating indices, which translated in better margins. We identified opportunities, continued to invest in research and development, and implemented our marketing initiatives in line with our business plan. Our efforts to diversify our customer base and introduce new product packages to our already extensive package portfolio continue to remain on track and we expect to start seeing results from these initiatives in the third and fourth quarters of 2008. We have seen our sales revenues trend upward, and we are cautiously optimistic that we can maintain that trend through the third quarter of 2008. We continue to watch a very fluid market environment with customer forecasts changing frequently in either direction. The price of oil and our basic raw material costs, as well as weakening consumer sentiment, continue to be major issues on our radar screen.”

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

In addition, George A. Shaw, COO commented, “We continue to focus on strengthening the systems and processes of our organization especially in areas of logistics and supply chain. With the price of oil driving up the costs of our basic raw materials, our execution to low cost alternatives remains a major initiative of our company. The successful qualification and production ramp up of our single gauge dpak package to four new Taiwanese customers was achieved in record time. The introduction of this package enabled us to reduce our copper content on this package by almost 38%. Moving forward we are completing the development of our ECO family of packages in our TO 220, TO 247 and Fullpak platforms. This development will reduce the copper content by 35% to 40% on these selected packages. We hope to bring these packages into the market by the fourth quarter.

“Our Power QFN family of packages continues to gain market acceptance and we continue to see a wide range of end product applications for this. From the standard applications in power protection devices to multi-die applications in power management devices to optical applications in solar chargers.

“We are also working on customer specific applications in different customer proprietary package technologies in high-power applications for industrial, automotive and medical products. Finally, we expect to introduce to the market our new high-voltage family of packages in our SOT 227 configuration by the end of the third quarter of 2008. This family of high-power packages will have the capability of achieving isolation voltages of up to 3000 volts. We expect to provide samples to our customers by the end of the third quarter of 2008.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom	Lasse Glassen
(63 2) 838 4489	(213) 486 6546
lvcajucomjr@psitechnologies.com.ph	lglassen@frbir.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to our ability to negotiate final documentation with Merrill Lynch LLC to extend the 2003 Note, the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation,

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			For the Six Months Ended
	30-Jun-08	31-Mar-08	30-Jun-07	30-Jun-08	30-Jun-07
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
REVENUES	$22,897,981	$21,458,501	$22,675,639	$44,356,482	$47,354,304
COST OF SALES	21,678,534	21,104,906	21,854,639	42,783,440	45,220,610

GROSS PROFIT	1,219,447	353,595	821,000	1,573,042	2,133,694

OPERATING EXPENSES
Research and development	397,350	330,709	274,256	728,059	526,055
Administrative expenses	1,606,729	1,986,388	1,690,132	3,593,117	3,367,363
Marketing expenses	239,191	196,380	225,038	435,571	454,513

Total Operating Expenses	2,243,270	2,513,477	2,189,426	4,756,747	4,347,931

LOSS FROM CONTINUING OPERATIONS	(1,023,823)	(2,159,882)	(1,368,426)	(3,183,705)	(2,214,237)

Interest and bank charges-net	(144,694)	(235,157)	(336,662)	(379,851)	(589,326)
Foreign exchange gains(losses)-net	447,891	(153,964)	(472,747)	293,927	(605,780)
Lease income	41,370	41,370	41,370	82,740	82,740
Exchangeable Note interest and financing charges	(732,827)	(716,049)	(612,979)	(1,448,876)	(1,229,908)
Gain on disposal of assets	(33,719)	3,900	—	(29,819)
Miscellaneous	36,428	19,258	35,267	55,686	47,530

Net Other Expense	(385,551)	(1,040,642)	(1,345,751)	(1,426,193)	(2,294,744)

NET LOSS	$(1,409,374)	$(3,200,524)	$(2,714,177)	$(4,609,898)	$(4,508,981)

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525

EPS- based on Outstanding Shares	$(0.11)	$(0.24)	$(0.20)	$(0.35)	$(0.34)

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	30-Jun-08	31-Dec-07
	Unaudited	Audited
ASSETS
Current Assets
Cash and cash equivalents	$2,001,067	$3,414,322
Restricted cash	1,911,472	1,096,376
Accounts receivable-net	13,469,036	12,752,236
Inventories-net	5,405,639	4,477,486
Other current assets-net	527,636	438,430

Total Current Assets	23,314,850	22,178,850

Noncurrent Assets
Property, plant and equipment-net	22,940,482	26,723,243
Other noncurrent assets-net	1,117,476	876,565

Total Noncurrent Assets	24,057,958	27,599,808

	$47,372,808	$49,778,658

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$23,534,415	$21,647,112
Accounts payable CAPEX	487,018	425,120
Loans Payable	9,800,000	10,020,000
Exchangeable notes	8,186,416	4,816,349
Advance from customer	—	466,503
Trust receipts payable	—	52,520

Total Current Liabilities	42,007,849	37,427,604

Noncurrent Liabilities
Noncurrent portion of exchangeable notes	—	2,027,347
Accrued retirement benefit cost	1,122,721	1,475,276

Total Noncurrent Liabilities	1,122,721	3,502,623

Stockhoders’ Equity
Capital stock-Philippine peso 1- 2/3 par value
Authorized-37,058,100 shares Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,425,279	79,421,574
Other comprehensive loss	280,257	280,257
Deficit	(76,054,116)	(71,444,218)

Total Stockholders’ Equity	4,242,238	8,848,431

	$47,372,808	$49,778,658

PSi Technologies Holdings, Inc.

Second Quarter 2008 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Six Months Ended June 30, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,609,898)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	5,562,036
Stock compensation costs	3,705
Amortization of debt issuance costs and discount	639,682
Interest on exchangeable notes converted to principal	716,189
Accretion of interest receivable from Manila Electric Company	(17,779)
Unrealized foreign exchange gain	(382,197)
Provision for pension expense	191,008
Loss on disposal of inventories	71,689
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	(1,182,305)
Inventories	(999,842)
Other current assets	(119,989)
Decrease in trade and other payables	1,388,708

Net cash provided by (used in) operating activities	1,261,007

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(1,292,258)
Decrease (increase) in other noncurrent assets	(287,428)

Net cash used in investing activities	(1,579,686)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	(220,000)
Net proceeds from (payments of) loans payable	(52,520)
Increase in restricted cash	(815,097)

Net cash provided by financing activities	(1,087,617)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(6,959)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,413,255)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,414,322

CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,001,067

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$487,018